UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Full Circle Capital Corporation
_______________________________________________________________
(Name of Issuer)


Common Stock
_______________________________________________________________
(Title of Class of Securities)


359671104
______________________________________________________________
(CUSIP Number)


December 31, 2010
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

				[   ]   Rule 13d-1(b)

				[   ]   Rule 13d-1(c)

				[X]   Rule 13d-1(d)

1.
NAMES OF REPORTING PERSONS

Solid Rock Management Limited

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
												 (a)       [   ]
												 (b)       [   ]

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.

SOLE VOTING POWER
526,586


6.

SHARED VOTING POWER
0

7.

SOLE DISPOSITIVE POWER
526,586

8.

SHARED DISPOSITIVE POWER
0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,586
10.
CHECK BOX IF THE AGGREGATE AMOUNT
 IN ROW 9 EXCLUDES CERTAIN SHARES*
[  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.47%

12.
TYPE OF REPORTING PERSON*

OO



Item 1(a).	Name of Issuer:

		Full Circle Capital Corporation

Item 1(b).	Address of Issuer?s Principal Executive Offices:

800 Westchester Avenue, Suite S-620
Rye Brook, NY  10573

Item 2(b).	Name of Person Filing:

(a) Solid Rock Management Limited

Item 2(b).	Address of Principal Business Office:

      (a) Nerine Chambers, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

		(a) British Virgin Islands

Item 2(d).	Title of Class of Securities

		Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

		359671104


Item 3.	If this statement is filed pursuant to rule 240.13d-1(b)
	 or 240.13d-2(b) or (c), check whether
	the person filing is a:

	(a)	___	Broker or dealer registered under Section 15 of the Act.

	(b)	___	Bank as defined in Section 3(a)(6) of the Act.

	(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)		___	Investment company registered under Section 8
				 of the Investment Company Act of 1940.

	(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

	(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-
			1(b)(1)(ii)(F).

	(g)	___	A parent holding company or control person in accordance with 240.13d-
			1(b)(1)(ii)(G).

	(h)	___	A savings association as defined in Section 3(b)
			 of the Federal Deposit Insurance Act (12 U.S.C. 1813).

		(i)	___	A church plan that is excluded from the definition
				of an investment company under
				Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. 	Ownership

As of the date of this filing, Solid Rock Management Limited (?Solid Rock?)
may be deemed to be the beneficial owner of 526,586 shares of the common stock, par value $0.01 per share (the ?Common Stock?), of Full Circle Capital Corporation (?Full Circle?), which constitutes approximately 8.47% of Full Circle?s outstanding shares of Common Stock, based upon 6,219,382 shares of Common Stock outstanding as of February 9, 2011, as reported in Full Circle?s quarterly report on Form 10-Q for the period ended December 31, 2010. Solid Rock has sole power to vote and dispose of approximately 526,586 shares of Common Stock, and shared power to vote and dispose of approximately 0 shares of Common Stock.


Item 5.		Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following [   ].

Item 6.		Ownership of More Than 5 Percent on Behalf of Another Person

	Solid Rock serves as investment advisor to Eden Rock Unleveraged Finance
	Master Limited (ERUFML) and Eden Rock Asset Based Lending Master
	Limited (ERABLM). As of the date of this filing, ERUFML holds 330,939 shares
	of common stock, representing 5.32% of Full Circle?s outstanding shares of
	Common Stock, based upon 6,219,382 shares of Common Stock outstanding
	as of February 9, 2011, and ERABLM holds less than 5% of Full Circle?s
	outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
	 Acquired the Security Being Reported on by the Parent Holding Company or Control Person

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

Not Applicable.

[Remainder of Page Intentionally Left Blank]


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DATED:  February __, 2011


      Solid Rock Management Limited
      By:
Name:
Title:







11233029.1


CUSIP No.    359671104


13G